Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 26 March, 2020.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled,’ ‘4. Estimated Amount to be Cancelled’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 28 May, 2020. All other information in the announcement dated 26 March, 2020 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	5,035,658

4. Estimated Amount to be Cancelled	KRW 150,300,008,810

7. Scheduled Date of Cancellation	June 1, 2020

- The above '4. Estimated Amount to be Cancelled' is the book values of the treasury shares that are subject to cancellation as of the reporting date.